SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)*

Idera Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45168K306

(CUSIP number)

Youssef El Zein

c/o Pillar Invest Offshore SAL

Starco Center, Bloc B, Third Floor

Omar Daouk Street

Beirut 2020-3313, Lebanon

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

This Amendment No. 5 (as defined below) to Schedule 13D (as defined below) is filed by Pillar Pharmaceuticals I, L.P. (“Pillar I”), Pillar Pharmaceuticals II, L.P. (“Pillar II”), Pillar Pharmaceuticals III, L.P. (“Pillar III”), Pillar Pharmaceuticals IV, L.P. (“Pillar IV”), Pillar Pharmaceuticals V, L.P. (“Pillar V”), Pillar Pharmaceuticals 6, L.P. (“Pillar 6”), Pillar Invest Corporation (“Pillar GP”), Pillar Partners Foundation, L.P. (“Pillar Foundation”), Abude Umari and Youssef El Zein (together with Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar Foundation, Pillar GP and Mr. Umari, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 5 to Schedule 13D. Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar Foundation and Pillar GP expressly disclaim beneficial ownership of any shares of the common stock, par value $0.001 per share (the “Common Stock”) of Idera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), held directly by Messrs. Umari and El Zein, and Messrs. Umari and El Zein expressly disclaim beneficial ownership of any shares of Common Stock held directly by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar Foundation and indirectly by Pillar GP. Pillar I directly holds 56,100 shares of Common Stock. Pillar II directly holds 40,820 shares of Common Stock. Pillar III directly holds 49,780 shares of Common Stock. Pillar IV directly holds 10,000 shares of Common Stock. Pillar V directly holds 105,000 shares of Common Stock. Pillar 6 directly holds 1,392,259 shares of Common Stock. Pillar Foundation directly holds 1,684,494 shares of Common Stock. Mr. El Zein directly holds 6,724 shares of Common Stock and 33,125 options to buy shares of Common Stock (exercisable within 60 days of the Transaction Date). Mr. Umari directly holds 39, 922 shares of Common Stock. On July 22, 2019, Pillar GP terminated the advisory agreement between Pillar GP and Participations Besancon (“Besancon”). As a result, Pillar GP no longer exercises discretionary authority over shares held by Besancon. Accordingly, the 3,418,224 shares of Common Stock reported above represent 12.2% of the 28,008,037 shares of Common Stock outstanding as of the consummation of the transactions described in Items 4 & 5 below.

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Pharmaceuticals 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Invest Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Pillar Partners Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Youssef El Zein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Abude Umari
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France and Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,418,224 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,418,224 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,224 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.2%(1)
14.	TYPE OF REPORTING PERSON IN

ITEM 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on November 14, 2011 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on November 16, 2012 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on June 5, 2013 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on October 9, 2013 (“Amendment No. 3”) and Amendment No. 4 to Schedule 13D filed on October 17, 2016 (“Amendment No. 4”, and, together with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”) and relates to the Common Stock. The principal executive offices of the Issuer is located at 505 Eagleview Blvd., Suite 212, Exton, PA 19341.

Except as specifically amended by this Amendment No. 5, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 5 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 5 to Schedule 13D is being filed by Pillar I, Pillar II, Pillar III, Pillar IV, Pillar V, Pillar 6, Pillar GP, Pillar Foundation, Abude Umari and Youssef El Zein.

(b) The business address of each of the foregoing Reporting Persons is c/o Pillar Invest Offshore SAL, Starco Center, Bloc B, Third Floor, Omar Daouk Street, Beirut 2020-3313, Lebanon.

(c) Youssef El Zein is a director and controlling stockholder of Pillar GP. Abude Umari is a director of Pillar GP. Pillar GP’s principal business consists of investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Youssef El Zein is a citizen of France and the Republic of Lebanon. Abude Umari is a citizen of France and the Republic of Lebanon.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to reflect the following:

Subscription Agreement

On July 23, 2019 (the “Transaction Date”), Pillar 6 and Besancon entered into a subscription agreement (the “Subscription Agreement”). Pursuant to the Subscription Agreement, in exchange for Besancon’s contribution to Pillar 6 of all of the shares of Common Stock held by Besancon, Pillar 6 agreed to issue limited partnership units to Besancon.

Certain Trades

On July 22, 2019, Pillar Foundation executed a block trade on the open market pursuant to which Pillar Foundation acquired 74,224 shares of Common Stock.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 28,008,037 shares of Common Stock outstanding at March 31, 2019 and gives effect to the transactions described in Item 4 above.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Pillar I	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar II	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar III	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar IV	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar V	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar 6	3,418,224	12.2%	0	3,418,224	0	3,418,224
Pillar Foundation	3,418,224	12.2%	0	3,418,224	0	3,418,224
Abude Umari	3,418,224	12.2%	0	3,418,224	0	3,418,224
Youssef El Zein	3,418,224	12.2%	0	3,418,224	0	3,418,224

(c) Except as set forth in the table below and as described in Item 4, no transactions in the Common Stock were effected by the Reporting Persons during the 60-day period ended July 23, 2019.

Reporting Person	Date	Amount of Securities	Price per Share	Where and How Effected
Pillar I	June 26, 2019	10,000	$2.65	Disposed in the Open Market
Pillar Foundation	June 26, 2019	14,632	$2.64	Acquired in the Open Market
Pillar Foundation	June 25, 2019	15,000	$2.72	Acquired in the Open Market
Pillar I	June 24, 2019	5,000	$2.69	Disposed in the Open Market
Pillar Foundation	June 24, 2019	15,000	$2.69	Acquired in the Open Market
Pillar I	June 21, 2019	10,000	$2.69	Disposed in the Open Market
Pillar Foundation	June 21, 2019	9,273	$2.71	Acquired in the Open Market
Pillar Foundation	June 20, 2019	30,000	$2.75	Acquired in the Open Market
Pillar Foundation	June 19, 2019	10,000	$2.92	Acquired in the Open Market
Pillar II	June 18, 2019	10,000	$2.95	Disposed in the Open Market
Pillar III	June 18, 2019	2,500	$2.95	Disposed in the Open Market
Pillar Foundation	June 18, 2019	20,000	$2.95	Acquired in the Open Market
Pillar III	June 17, 2019	6,600	$2.99	Disposed in the Open Market
Pillar Foundation	June 17, 2019	20,000	$2.94	Acquired in the Open Market
Pillar Foundation	June 14, 2019	15,000	$2.93	Acquired in the Open Market
Pillar Foundation	June 13, 2019	11,805	$2.88	Acquired in the Open Market

Pillar Foundation	June 12, 2019	17,560	$2.83	Acquired in the Open Market
Pillar Foundation	June 11, 2019	50,000	$3.00	Acquired in the Open Market
Pillar III	June 10, 2019	10,000	$2.77	Disposed in the Open Market
Pillar Foundation	June 10, 2019	50,000	$2.85	Acquired in the Open Market
Pillar Foundation	June 7, 2019	50,000	$2.59	Acquired in the Open Market
Pillar Foundation	June 6, 2019	50,000	$2.62	Acquired in the Open Market
Pillar Foundation	June 5, 2019	50,000	$2.64	Acquired in the Open Market
Pillar Foundation	June 4, 2019	50,000	$2.54	Acquired in the Open Market
Pillar Foundation	June 3, 2019	75,000	$2.52	Acquired in the Open Market
Pillar Foundation	May 31, 2019	75,000	$2.54	Acquired in the Open Market
Pillar II	May 29, 2019	10,000	$2.52	Disposed in the Open Market
Pillar I	May 23, 2019	10,000	$2.65	Disposed in the Open Market
Pillar II	May 23, 2019	10,000	$2.60	Disposed in the Open Market

(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 25th day of July, 2019.

PILLAR PHARMACEUTICALS I, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS II, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS III, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS IV, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS V, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS 6, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

/s/ Abude Umari
Name:	Abude Umari
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: July 25, 2019

PILLAR PHARMACEUTICALS I, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS II, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS III, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS IV, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS V, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PHARMACEUTICALS 6, L.P.

By: Pillar Invest Corporation, its general partner

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR PARTNERS FOUNDATION, L.P.

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

PILLAR INVEST CORPORATION

By:	/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

/s/ Youssef El Zein
Name:	Youssef El Zein
Title:	Director

/s/ Abude Umari
Name:	Abude Umari
Title:	Director